                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      FOR THE TRANSITION PERIOD FROM ----------- TO ------------

      COMMISSION FILE NUMBER 1-12001

                 ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN
                 ----------------------------------------------
                                 (Title of Plan)

                       ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)

             1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Allegheny Technologies Retirement Savings Plan
Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

                 Allegheny Technologies Retirement Savings Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm .......................................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................................................    2
Statements of Changes in Net Assets Available for Benefits.....................................................    3
Notes to Financial Statements .................................................................................    4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..................................................   12


Signatures.....................................................................................................   16


Exhibit

  23 Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 18, 2004
Pittsburgh, Pennsylvania

                 Allegheny Technologies Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                       DECEMBER 31
                                                                                  2003             2002
                                                                              -------------    -------------
Investments:
   Interest in Allegheny Technologies Incorporated Savings Plan Trust         $ 154,637,517    $ 139,055,307
   Interest in registered investment companies                                   60,822,273       28,368,003
   Corporate common stocks                                                        9,909,842        4,436,619
   Participant loans                                                              2,784,665        2,977,821
   Interest in common collective trusts                                             206,627       21,792,557
                                                                              -------------    -------------
Total investments                                                               228,360,924      196,630,307

Other payables, net                                                                (130,030)        (742,470)
                                                                              -------------    -------------
Net assets available for benefits                                             $ 228,230,894    $ 195,887,837
                                                                              =============    =============

See accompanying notes.

                 Allegheny Technologies Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                  YEARS ENDED DECEMBER 31
                                                                                   2003            2002
                                                                              -------------    -------------
Contributions:
   Employer                                                                   $   6,943,677    $   6,216,942
   Employee                                                                       5,225,641        5,934,950
                                                                              -------------    -------------
Total contributions                                                              12,169,318       12,151,892

Investment income (loss):
   Net gain (loss) from interest in Allegheny Technologies
     Incorporated Savings Plan Trust                                             17,365,463       (8,351,141)
   Net gain (loss) from interest in registered investment companies              11,578,357       (6,861,745)
   Net gain (loss) from interest in common collective trusts                      1,907,498       (3,871,428)
   Interest income                                                                  187,433          278,993
   Dividend income                                                                  202,429          423,061
   Net realized/unrealized gain (loss) on corporate common stocks                 6,096,859       (6,901,225)
                                                                              -------------    -------------
Total investment gain (loss)                                                     37,338,039      (25,283,485)
                                                                              -------------    -------------
                                                                                 49,507,357      (13,131,593)

Distributions to participants                                                   (17,121,524)     (23,228,223)
Plan transfers, net                                                                 (39,433)           3,025
Administrative expenses and other, net                                               (3,343)          (3,904)
                                                                              -------------    -------------
                                                                                (17,164,300)     (23,229,102)
                                                                              -------------    -------------

Net increase (decrease) in net assets available for benefits                     32,343,057      (36,360,695)
Net assets available for benefits at beginning of year                          195,887,837      232,248,532
                                                                              -------------    -------------
Net assets available for benefits at end of year                              $ 228,230,894    $ 195,887,837
                                                                              =============    =============

See accompanying notes.

                 Allegheny Technologies Retirement Savings Plan

                         Notes to Financial Statements

                     Years ended December 31, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

      Bank and insurance investment contracts (investment contracts) with varying contract rates and maturity dates are stated at contract value.

      Although it is management's intention to hold the investment contracts in the Fixed Income Master Trust until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

      All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants' years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants' salary. Beginning January 1, 2002 the Plan Sponsor suspended the employer match on certain participant deferrals. The employer match was reinstated January 1, 2003. In addition, the respective employing companies contribute 6.5% of participants' monthly pensionable earnings, as described in the Plan, and in addition contributes $43.34 per month per participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Fixed Income Master Trust.

                 Allegheny Technologies Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                       DECEMBER 31
                                                                                   2003            2002
                                                                              -------------    -------------
Fixed Income Master Trust                                                     $ 101,952,507    $ 100,651,695
Allegheny Technologies Disciplined Stock Fund Master Trust                       27,053,457       18,810,247
Alliance Equity Master Trust                                                     25,631,552       19,593,366
Oakmark Balanced Fund                                                            17,771,248                -*
Dreyfus Emerging Leaders Fund                                                    17,289,070       13,374,190
Allegheny Technologies Incorporated common stock                                  9,909,842        4,436,619*
Dreyfus Lifestyle Growth and Income Fund                                                  -*      13,366,494

*Shown for comparative purposes

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust, and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Alliance Equity Master Trust, the Fixed Income Master Trust, and the Allegheny Technologies Disciplined Stock Fund Master Trust was as follows:

                                                                                  2003             2002
                                                                              -------------    -------------
Alliance Equity Master Trust                                                      71.89%           73.79%
Fixed Income Master Trust                                                         53.21            55.67
Allegheny Technologies Disciplined Stock Fund Master Trust                        34.76            34.24

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2003 and 2002 was as follows:

                                                 2003           2002
                                             ------------   ------------
Guaranteed investment contracts:
   Canada Life                               $  2,757,412   $  2,757,412
   GE Life and Annuity                          9,583,804     10,420,327
   Hartford Life Insurance Company             10,939,222     10,460,185
   John Hancock Life Insurance Company          8,848,178      9,854,982
   Monumental Life Insurance Company            2,353,862      2,363,422
   New York Life Insurance Company              6,814,589      7,808,955
   Ohio National Life                           4,652,712      5,976,900
   Pacific Mutual Life Insurance Company        6,075,054      6,074,436
   Principal Life                               1,187,962      1,134,634
   Protective Life Insurance Company            1,006,456      1,006,463
   Pruco Pace Credit Enhanced                   8,947,069      8,689,223
   Safeco Life Insurance                                -      1,973,290
   Security Life of Denver                      6,737,205      6,465,137
   Sun America, Inc.                                    -      2,988,024
   United of Omaha                              7,226,335      7,226,335
                                             ------------   ------------
                                               77,129,860     85,199,725

Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations           1,999,995      4,953,210
   CIT Equipment                                        -        996,925
   Common Wealth Edison                                 -      2,999,980
   Commit to purchase FNMA 02-74 LC                     -      3,071,979
   Conn RRB Spec Trust                                  -      2,948,436
   Detroit Edison                                       -      2,027,941
   FHLMC                                                -      5,977,227
   Illinois Power Sp Trust                              -      1,971,078
   MBNA Master CC Trust                                 -      1,993,490
   MDA Monumental BGI Wrap                     33,990,199     41,868,727
   Peco Energy Company                                  -      1,970,899
   Peoples Security Life Insurance Company              -      2,491,608
   Public Service                                       -      2,036,624
   Bank of America                             17,803,044              -
   Rabobank                                    36,635,330              -
   Transamerica Occidental                              -      6,568,303
   Union Bank of Switzerland                   14,768,321        174,682
   Westdeutsche Landesbank Girozentrale                 -      3,556,463
                                             ------------   ------------
                                              105,196,889     85,607,572

Interest in common collective trusts            8,515,369      7,972,257
Interest-bearing cash                                   -        212,167
Other                                             764,537      1,817,668
                                             ------------   ------------
Total net assets                             $191,606,655   $180,809,389
                                             ============   ============

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations
(CMOs) with fair values of $107,926,162 and $88,750,762 at December 31, 2003 and 2002, respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2003 and 2002, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.58% to 8.02% and 3.27% to 8.05%, respectively.

For the years ended December 31, 2003 and 2002, the average annual yield for the investment contracts in the Fund was 5.31% and 5.74%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current, interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2003 and 2002.

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2003 and 2002 was as follows:

                                              2003           2002
                                          ------------   ------------
Investment in pooled separate accounts:
   Alliance Equity Fund S.A. #4           $ 35,666,427   $ 26,603,639
Operating payables                             (10,616)       (49,895)
                                          ------------   ------------
Total net assets                          $ 35,655,811   $ 26,553,744
                                          ============   ============

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2003 and 2002 was as follows:

                                              2003           2002
                                          ------------   ------------
Corporate common stocks                   $ 77,259,404   $ 53,256,475
Investment in common collective trusts         337,451      1,630,752
Receivables                                    283,072         67,848
Payables                                       (42,301)       (25,733)
                                          ------------   ------------
Total net assets                          $ 77,837,626   $ 54,929,342
                                          ============   ============

                 Allegheny Technologies Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                              ALLEGHENY TECHNOLOGIES
                                                              ALLIANCE EQUITY MASTER       DISCIPLINED STOCK FUND MASTER
                             FIXED INCOME MASTER TRUST                 TRUST                           TRUST
                           -----------------------------   -----------------------------   -----------------------------
                                                              YEARS ENDED DECEMBER 31
                           ---------------------------------------------------------------------------------------------
                               2003            2002            2003            2002            2003            2002
                           -------------   -------------   -------------   -------------   -------------   -------------
Investment income (loss):
  Interest income          $   9,953,790   $   9,786,577   $           -   $           -   $     214,654   $           -
  Net realized/unrealized
     gain (loss) on
     corporate common
     stocks                            -           1,528               -               -      13,699,382     (17,406,255)
  Dividends                            -               -               -               -       1,073,159         948,623
  Net gain (loss),
     registered invest-
     ment companies               45,315               -               -               -               -               -
  Net gain (loss), pooled
      separate accounts                -               -       9,614,660     (10,652,634)              -               -
  Net gain, common
     collective trusts           111,616         172,081               -               -          10,183          13,761
  Other income                         -          69,815               -               -               -               -
  Administrative expenses       (201,917)       (236,944)        (72,409)       (118,618)       (660,982)       (424,085)
  Transfers                      888,462       5,374,077        (440,184)     (2,634,913)      8,571,888      (5,733,400)
                           -------------   -------------   -------------   -------------   -------------   -------------
Net increase (decrease)       10,797,266      15,167,134       9,102,067     (13,406,165)     22,908,284     (22,601,356)
Total net assets at
  beginning of year          180,809,389     165,642,255      26,553,744      39,959,909      54,929,342      77,530,698
                           -------------   -------------   -------------   -------------   -------------   -------------
Total net assets at
  end of year              $ 191,606,655   $ 180,809,389   $  35,655,811   $  26,553,744   $  77,837,626   $  54,929,342
                           =============   =============   =============   =============   =============   =============

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net gain (loss) from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statements of changes in net assets available for benefits.

                 Allegheny Technologies Retirement Savings Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The determination letter does not include Plan amendments subsequent to December 31, 2001. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                 Allegheny Technologies Retirement Savings Plan

                          EIN: 25-1792394   Plan: 004

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003

                   DESCRIPTION                         UNITS/SHARES   CURRENT VALUE
----------------------------------------------------  --------------  --------------
Registered Investment Companies
-------------------------------
Artisan Midcap Funds                                     152,592.616  $    3,933,838
Dreyfus Appreciation Fund                                  8,346.931         310,005
Dreyfus Bond Market Index*                               338,464.044       3,506,488
Hartford Midcap Fund                                      85,735.333       2,111,661
Lord, Abbett Midcap Funds                                 66,045.604       1,243,639
Dreyfus Emerging Leaders Fd*                             446,515.244      17,289,070
MFS Value Fund                                            26,304.679         535,037
Dreyfus Premier Intl Value Fd*                           309,466.029       5,115,473
Morgan Stanley Instl Fd Tr Mid Cap Growth Port           136,408.504       1,474,576
PIMCO NFJ Funds                                           42,688.988       1,070,213
Oakmark Balanced Fund                                    807,050.307      17,771,248
Prudential Invt Portfolios Inc Jennison Growth Fd        114,267.933       1,492,339
                                                                      --------------
                                                                          55,853,587
Self-directed accounts
----------------------
AIM Equity Funds Inc Weingarten Fd                         1,272.607          15,373
AIM Equity Fds Inc Blue Chip Fund                          2,999.672          33,596
AIM Premier Equity Fd                                      2,103.219          19,728
AIM Sector Funds - Invesco Technology Fund                   558.902          13,755
AIM Sector Funds - Invesco Health Sciences Fund            1,713.797          82,691
Aegis Value Fund                                           1,869.843          31,357
Alliance Growth & Income Fd                                1,569.255           5,304
Alliance Premier Growth Fd                                   387.021           6,525
Alliance Technology Fd                                       158.294           7,859
American Balanced Fd                                           5.196              90
American Centy Cap Portfolio - Equity Income Fund          7,143.096          55,573
American Centy Quantitive Eq Fds                           1,741.198          34,127
America Centy Mut Fds Ultra Twentieth Centy Ultra Fd         545.179          14,529
American High Income Mun Bd Fd                               222.868           3,423
American Mut Fd                                                5.284             129
Ariel Growth Fd Calvert Ariel Appreciation Fd                549.906          23,811
Buffalo Small Cap Fd                                       2,884.597          63,980
CGM Tr Focus Fd                                            6,494.064         194,367
Capital Income Bldr Fd Sh Ben Int                            115.432           5,526
Capital World Growth & Income Fd                             212.317           6,344
Credit Suisse Corp Fds Small Cap Value                       203.991           4,190
Credit Suisse Global Post Vent Capital Fund                  668.703          10,472
Delaware Group Trend Fd                                      196.033           3,697
Dodge & Cox Stock Fund                                       142.014          16,158

                 Allegheny Technologies Retirement Savings Plan

                       DESCRIPTION                                UNITS/SHARES     CURRENT VALUE
-------------------------------------------------------------    ---------------  ---------------
Dreyfus 100% US Treas MM Fd*                                         212,190.230          212,190
Dreyfus Premier Short-Term Income Fund*                                  870.209            9,946
Dreyfus Invt Grade Bd Fds Inter Term Fd*                               1,638.187           21,215
Dreyfus/Laurel Fds Inc Disciplined Stk Fd*                               222.660            6,682
Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd*                          11,508.222          266,300
Dreyfus Midcap Value Fd*                                               2,462.350           67,985
Dreyfus Growth & Value Fds Premier Techn Growth Fd*                      682.494           15,950
Dreyfus Technology Growth Fd*                                          5,237.020          120,294
Dreyfus Premier Emerging Mkts Fd*                                      2,222.160           37,355
Eaton Vance Growth Tr Worldwide Health Sciences Fd                     1,401.090           13,983
FBR Family Funds - Small Cap Value                                       486.562           15,789
Federated Equity Kaufmann Fd                                          28,541.595          141,566
Federated Eqty Fds                                                     1,402.279            7,208
Fidelity Invt Tr Diversified Intl Fd                                     236.062            5,694
Fidelity Mt Vernon Str Tr Growth Co Fd                                   754.351           37,770
Fidelity Mt Vernon Str tr Growth Co Fd                                   104.390            1,559
Fidelity Secs Fd Dividend Growth Fd                                    1,421.483           38,806
Fidelity Select Portfolios Technology Portfolio                        1,063.553           63,909
Fidelity Select Portfolios Health Care Portfolio                         108.259           12,776
Fidelity Select Portfolios Developing Commnts Portfolio                  682.742           11,327
Fidelity Select Portfolios Reg Bks Portfolio                             513.380           20,078
Fidelity Select Portfolios Biotechnology Portfolio                     1,348.942           69,443
Fidelity Select Portfolios American Gold Portfolio                         1.068               32
Fidelity Select Portfolios Software & Computer Svcs Portfolio          1,131.400           55,699
Fidelity Select Portfolios Telecommunications Portfolio                  522.811           16,751
Fidelity Select Portfolios Brokerage & Inv Mgmt Portfolio                747.354           37,129
Fidelity Select Portfolios Ele Portfolio                               4,288.014          179,625
Fidelity Select Portfolios Computers Portfolio                         3,746.339          134,344
First Eagle Overseas Fund                                              2,180.611           39,774
Firsthand Fds Technology Value Fd                                        238.086            7,516
Firsthand Fds Technology Leaders Fd                                      161.067            2,775
Gabelli Gold Fund                                                      2,387.392           43,403
Gabelli Intl Growth Fd                                                  1710.613           27,541
Gabelli Global Growth Fd AAA                                             504.376            8,287
Gabelli Asset Fd Sh Ben Int                                              149.105            5,407
Gabelli Growth Fd Sh Ben Int                                           1,625.292           40,551
Growth Fd Amer Inc                                                         5.006              123
Growth Fd Amer Inc Cl B Shs                                              276.220            6,615
Income Fd Amer Inc                                                         5.378               92
Investment Co Amer                                                         5.272              152
Investment Co Amer - Class B                                             417.064           11,986
Janus Invt Fd Sh Ben Int                                               2,747.970           64,495

                 Allegheny Technologies Retirement Savings Plan

                       DESCRIPTION                          UNITS/SHARES     CURRENT VALUE
---------------------------------------------------------  ---------------  ---------------
Janus Invt Fd Growth & Income Fd                                 4,251.669          122,916
Janus Invt Fd Worldwide Fd                                       1,755.180           69,400
Janus Invt Fd Twenty Fd                                          2,175.506           78,688
Janus Invt Fd Flexible Income Fund                               5,694.858           55,810
Janus Invt Fd Orion Fd                                           5,197.000           31,390
Janus Invt Fd Strategic Value Fd                                 9,918.202          107,315
Janus Invt Fd Global Tech Fd                                     7,309.790           77,118
Janus Invt Fd Global Life Sciences Fd                            2,206.081           34,525
Janus Invt Fd Olympus Fd                                         7,383.505          194,408
Janus Invt Fd Enterprise Fd                                      2,839.113           88,495
Janus Invt Fd Mercury Fd                                         7,371.232          143,739
Longleaf Prtnrs Fds Tr Intl Fd                                   1,204.521           16,996
Loomis Sayles Funds - Bond Fund Retail                             535.853            6,807
Lord Abbett Mid Cap Value Fd, Class B                              287.082            5,274
MFS Mid Cap Growth A                                             1,790.260           13,982
Merger Fund - Sh Ben Int                                           296.993            4,517
New Perspective Fd                                                 563.931           13,811
PBHG Fds Emerging Growth Fund                                        3.451               45
PBGH Fds Technology & Communications Fd                            935.158           10,109
Pimco Fds Pac Invt Mgmt Ser Total Return Fd                     66,934.715          716,871
Park Ave Portfolio Guardian Fd                                   2,106.398           63,360
Price T Rowe Health Sciences Fd                                    499.735            9,970
RS Invt Tr Emerging Growth Fd                                    2,217.269           62,305
Rowe T Price Mid Cap Growth Fd                                     340.541           14,609
Rowe T Price Intl Fds Inc Japan                                    388.035            2,813
Rowe T Price Science & Tech Fd Inc Cap Stk                       3,883.236           73,005
Rowe T Price Small-Cap Value Fd Inc Cap Stk                        762.264           22,403
Royce Fd Opporunity Fd                                           1,442.634           17,514
Royce Spl Equity Fund                                              640.254           11,505
Rydex Ser Tr OTC Fd                                                962.563            9,558
Scudder Secs Tr Technology Fd                                    1,736.583           24,694
Scudder Gold & Precious Metals Fund                              1,933.798           40,378
Selected Amern Shs                                                 301.554           10,003
SIT Mut Fds Small Cap Growth Fd                                    337.580            8,450
State Str Resh Corp Tr Research Aurora Fd                          179.447            6,467
State Str Resh Equity Tr Mid Cap Value Fd                          297.267            4,985

                 Allegheny Technologies Retirement Savings Plan

                       DESCRIPTION                          UNITS/SHARES     CURRENT VALUE
---------------------------------------------------------  ---------------  ---------------
Strong Equity Fds Inc Growth 20 Fd                                 687.666            8,912
Strong Opportunity Fd                                              118.599            4,679
Strong Conservative Equity Fund - American Utilities             6,658.923           97,020
Strong Discovery Fund                                            2,661.712           52,517
Van Kampen Amern Cap Emerging Growth Fd                             74.996            2,710
Van Wagoner Fds Inc Post Venture Fd                                 97.567              315
Vanguard Equity Income Fd                                          188.491            4,205
Vanguard Index Tr 500 Portfolio                                    676.357           69,442
Vanguard Index Tr Growth Portfolio                                 267.210            6,659
Washington Mut Invs Fd                                             423.553           12,135
Wislhire Target Fds Inc Large Growth Portfolio                     104.959            3,131
                                                                            ---------------
Total self-directed accounts                                                      4,968,686
                                                                            ---------------
Total registered investment companies                                       $    60,822,273
                                                                            ===============
Corporate Common Stocks
-----------------------
Allegheny Technologies Incorporated*                           749,609.813  $     9,909,842
                                                                            ===============
Participant loans* (5.0% to 10.5%, with
   maturities through 2016)                                                 $     2,784,665
                                                                            ===============
Common Collective Trusts
------------------------
Dreyfus Short-Term Investment Fund*                            206,627.350  $       206,627
                                                                            ===============


*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ALLEGHENY TECHNOLOGIES INCORPORATED
                                       ALLEGHENY TECHNOLOGIES RETIREMENT
                                       SAVINGS PLAN

                                       By: /s/ Richard J. Harshman
                                           -----------------------------------
Date: June 25, 2004                        Richard J. Harshman
                                           Executive Vice President-Finance and
                                           Chief Financial Officer
                                           (Principal Financial Officer and Duly
                                           Authorized Officer)